UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at August 24, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 24, 2006

Print the name and title of the signing officer under his signature.

ANNOUNCES                                                                                                         TKO ANNOUNCES                                           TKO AN

  Taseko Mines Limited
1020-800 W Pender St .
Vancouver, BC
V6C 2V6 Canada
Tel. 604-684-6365
Fax 604-684-8092
Toll Free: 1-800-667-2114
www.tasekomines.com

TASEKO PRICES US$30 MILLION CONVERTIBLE BOND ISSUE AT A
40% PREMIUM OVER RECENT TRADING PRICES, AND SETS COMPLETION DATE

August 24, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or "the Company") announces the final pricing of US$30 million in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers outside of North America. The Bonds will be convertible into Taseko's common (ordinary) shares. The Bonds will constitute direct, unsubordinated, unsecured, general and unconditional obligations of Taseko.

The five-year Bonds are issued at 100% and, if not converted, redeemed at maturity at 101%. The Bonds carry a coupon of 7.125%. The Bonds will be convertible after 40 days from issuance until August 30, 2011 into up to 8,955,224 ordinary shares of Taseko at a conversion price of US$3.350 (C$3.726), an approximate premium of 40% over recent trading prices of Taseko shares. At any time after year two, the Company will have the right to call for the conversion of the Bond into the number of shares as set out above, when Taseko shares are trading at least 50% above the conversion price. At year three, the Bondholders have a one time right to redeem the Bond at 100.60%.

The net proceeds from the issue will be used for further investments into the Company's producing assets. The Bonds will also provide flexibility and diversity to Taseko's funding mix on preferential terms. Upon conversion, the Bonds will reduce debt levels and fortify the equity base while minimizing existing shareholders' dilution.

The Bonds will not be registered under U.S. Securities Act of 1933, and have been offered to investors outside the United States in compliance with Regulation S of that Act and in compliance with the laws and regulations applicable in each country where the offering takes place. Settlement is expected on or about August 29, 2006. The resale of any Taseko shares issued on a Bond conversion prior to December 29, 2006 will be restricted in Canada until that date.

HVB Corporates & Markets acted as Sole Lead Manager and Sole Bookrunner on the transaction.

Russell Hallbauer
President & CEO

For enquiries or additional information, call Investor Services at 604-684-6365 or in North America at 1-800-667-2114.

About Taseko Mines Limited

Taseko is positioned to provide immediate returns and longer term growth through its large scale, long life Gibraltar copper-molybdenum mine; its advanced stage Prosperity gold-copper project on which feasibility-level studies are underway; and its Harmony property that hosts a large gold deposit with longer term development potential. All are located in British Columbia, Canada.

This announcement does not constitute an offer of securities for sale and appears as a matter of record only. All of these securities have been sold. No stock exchange or regulatory authority has approved or disapproved of the contents of this press release.

This news release contains forward-looking statements such as the completion of a financing that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding the likelihood of the completion of a financing.

For further information about Taseko and the investment risks inherent in its business, investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov or the Company's website at www.tasekomines.com.

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Bayerische Hypo- und Vereinsbank AG is acting for Taseko Mines Limited and no one else in connection with the offering of the Bonds and will not be responsible to any person other than Taseko Mines Ltd. for providing the protections afforded to its clients nor for providing advice in relation to the offering of the Bonds.

Bayerische Hypo- und Vereinsbank AG is not acting as financial adviser to any bondholder nor in a fiduciary capacity in respect of the issue of the Bonds. Accordingly, you must independently determine, with your own advisors, the appropriateness for you of the Bonds before investing or transacting. Bayerische Hypo- und Vereinsbank AG and its subsidiaries and affiliates may perform services or solicit business from the Issuer, may make markets in such securities and/or have a position or effect transactions in securities, identical or similar to those described herein.